Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	6-months ended Jun. 30,	12-months ended Jun. 30,	Year Ended Dec. 31,
(millions)	2011	2011	2010	2009	2008	2007	2006
Income from continuing operations, before income tax	$180.5	$363.1	$386.6	$303.7	$261.9	$278.4	$264.7
Interest expense	71.4	143.3	143.9	141.2	135.8	131.4	124.9

Earnings before taxes and without fixed charges	$251.9	$506.4	$530.5	$444.9	$397.7	$409.8	$389.6

Interest expense	$71.4	$143.3	$143.9	$141.2	$135.8	$131.4	$124.9

Total fixed charges	$71.4	$143.3	$143.9	$141.2	$135.8	$131.4	$124.9

Ratio of earnings to fixed charges	3.53x	3.53x	3.69x	3.15x	2.93x	3.12x	3.12x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.